Exhibit 99.3

Trading Symbol: EZM – TSX

NEWS RELEASE

July 13, 2005	Release 10-05

EUROZINC ANNOUNCES

NEVES-CORVO 2005 OPERATING RESULTS ON TARGET

EuroZinc Mining Corporation (the “Company”) is pleased to provide the 2005 second quarter and year-to-date operating, exploration and engineering results for its wholly owned Neves-Corvo mine in Portugal.

	Second Quarter	First Quarter	Year-To-Date
	2005	2005	2005
▪ Tonnes mined (000’s)	495	526	1,021
▪ Tonnes milled (000’s)	501	510	1,011
▪ Copper grade of the mill feed (%)	5.36	4.73	5.04
▪ Plant recovery (%)	89.4	86.4	88.0
▪ Copper concentrate grade (%)	24.4	24.4	24.4
▪ Tonnes of contained copper produced (000’s)	24.0	21.0	45.0

During the second quarter the contained copper production increased over the first quarter as a result of the improved copper grade in the mill feed. The grade increased from 4.73% in the first quarter to 5.36% in the second quarter, which raised the year-to-date head grade to 5.04% copper. The improved head grade combined with a consistent feed from the surface stockpiles resulted in a sharp improvement in the recovery. Production at Neves-Corvo is on target for 2 million tonnes of annual throughput at a grade of 5.16% copper and for 200 million pounds of contained copper.

Due to the planned annual maintenance of the mine hoisting systems there were ten less hoisting days in the second quarter as compared to the first quarter. A 60,000 tonne stockpile of ore was accumulated in the earlier part of the year to minimize the effect of the maintenance activities. The processing plant was also out of service for five days for planned maintenance, which included the replacing of the mill liners. Despite the current drought conditions in Spain and Portugal, operations at the mine have not been affected as the majority of the Company’s water requirements are derived from internal sources.

During the quarter the Company announced plans to convert the existing tin circuit to handle zinc ore from the large zinc resource at Neves-Corvo. The initial plan was for a 350,000 tonne annual throughput beginning in the second quarter of 2006. However, in order to maximize the potential return on the project, considering the high zinc grade of the deposit and the significant indium content in the ore, the company has initiated further studies to evaluate doubling the size of the expansion. The portion of the resource that is being targeted initially is 8.5 million tonnes grading 10.5% zinc.

Development activities were on target for the quarter and the year-to-date, and excellent progress is being made developing the copper and zinc zones.

Exploration programs on the Malhadinha and Neves-Corvo exploration concessions (1,073 sq km), currently under application with the Portuguese government, are well underway. The concessions cover over 100 km of massive sulphide hosting felsic volcanic stratigraphy that is on strike with the Neves-Corvo and Aljustrel deposits. Compilation of historical geological data and re-processing of gravity data using new 3D inversion software has identified twelve massive sulphide or stockwork occurrences as well as numerous untested gravity anomalies. The exploration concessions are expected to be granted in the third and fourth quarters of 2005, at which time these targets will be prioritized for follow-up diamond drilling.

On the existing Neves-Corvo mining lease, ongoing underground drilling is upgrading the inferred resources of the Zambujal deposit to the indicated category. Drill results and a new resource estimate will be released shortly. As well, surface drilling on the area between the Neves South and Graça deposits was conducted during the quarter. Massive sulphides were intercepted in two of the four drill holes and assay results are pending.

The Company will release its Second Quarter 2005 Financials on Wednesday, August 10 and hold an investor conference call to discuss the Financials at 11:00 AM Pacific Daylight Savings Time (2:00 PM Eastern Daylight Savings Time) on the same day.

For further information please contact:

Colin K. Benner	Ron Ewing	Troy Winsor
Vice Chairman and CEO	Executive Vice President	Manager, Investor Relations
(604) 681-1337	(604) 681-1337	1-888-225-9662

Garnet L. Dawson, P.Geo. is Vice-President of Exploration for EuroZinc Mining Corporation and the designated Qualified Person for the Malhadinha and Neves-Corvo Exploration Programs

The TSX has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Certain of the information contained herein constitutes "forward-looking statements" within the meaning of the Private Litigation Reform Act of 1995 of the United States. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of EuroZinc Mining Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, tonnes of ore milled, geological, technical, and mining or processing problems. Although EuroZinc Mining Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements.

EuroZinc Mining Corporation, 1601 – 543 Granville Street, Vancouver, B.C.  V6C 1X8

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com